Oxford Hounds, Inc (the "Company") a Wyoming Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 and 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oxford Hounds, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and 2018 and the related statements of operations, statement of changes in owner's equity, and statement of cash flows for the days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
November 16th, 2020
Vincenzo Mongio

Oxford Hounds, Inc.
Balance Sheet
As of December 13, 2019 and 2018

	2019	2018
Assets		
Current Assets	$ -	$ -
Cash	$ -	$ -
Total Current Assets	$ -	$ -
Total Assets	$ -	$ -
Liabilities		
Total Liabilities	$ -	$ -
Member's Equity		
Member Capital	$ -	$ -
Retained Earnings	$ -	$ -
Net Income	$ -	$ -
Total Stockholder's Equity	$ -	$ -
Total Liabilities and Stockholder's Equity	$ -	$ -

Oxford Hounds, Inc.
Statement of Operations
For the Years Ended December 31, 2019 and 2018

	2019	2018
Income		
Revenue	$ -	$ -
Total Income	$ -	$ -
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$ -	$ -
Total Selling, General and Administrative Expenses		
Net Loss from Operations	$ -	$ -

Oxford Hounds, Inc.
Statement of Cash flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from Operating Activities:		
Net Loss	$ -	$ -
Net Cash provided by Operating Activities	$ -	$ -
Cash Flows from Investing Activities:		
Net Cash provided by Investing Activities	$ -	$ -
Cash Flows from Financing Activities:		
Contributions from Member	$ -	$ -
Net Cash provided by Financing Activities	$ -	$ -
Net (decrease) increase in Cash and Cash equivalents	$ -	$ -
Cash and Cash Equivalents at the beginning of the period	$ -	$ -
Cash and Cash Equivalents at the end of the period	$ -	$ -

Oxford Hounds, Inc.
Statement of Changes in Owner's Equity
As of December 31, 2019

	Total
Balance as of 1/1/2018	$ -
Capital Contribution	$ -
Net Income	$ -
Balance as of 12/31/2018	$ -
Capital Contribution	$ -
Net Income	$ -
Balance as of 12/31/2019	$ -

Oxford Hounds, Inc.
Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Nature of Activities

Oxford Hounds, Inc. ("the Company") was formed on January 24th 2020 under the laws of the State of Wyoming. The Company will engage in providing luxury apparel and accessories.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities. The financial statements herein represent the results of operation and financial position of a predecessor entity, 404, 5th LLC. All operations are presently conducted under Oxford Hounds, Inc effective January 24th 2020.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees

and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 – Shareholder's Equity

The company has issued 15,000,000 shares of common stock of which 5,400,000 are issued and outstanding.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 16, 2020, the date these financial statements were available to be issued. No events require disclosure or recognition.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.